Silver Standard Resources Inc.

Consolidated Interim Financial Statements
For the three months ended March 31, 2012
(unaudited)

Silver Standard Resources Inc.
Consolidated Interim Financial Statements for the three months ended March 31, 2012

        CONTENTS

Primary financial statements	Statement of Financial Position
Consolidated Interim Statement of Financial Position	Note 3 – Other assets
Consolidated Interim Statement of Income (Loss)	Note 4 – Inventory
Consolidated Interim Statement of Comprehensive	Note 5 – Investment in associate
Income	Note 6 – Value added tax receivable
Consolidated Interim Statement of Changes in	Note 7 – Warrant liability
Shareholders’ Equity	Note 8 – Convertible notes
Consolidated Interim Statement of Cash Flows
Shareholders’ equity
Notes to the consolidated interim financial	Note 9 – Share-based compensation
statements
Note 1 – Nature of operations	Income Statement
Note 2 – Summary of significant accounting policies	Note 10 – Cost of sales
Note 11 – Other income (other expenses)

Additional disclosures
Note 12 – Operating segments
Note 13 – Supplemental cash flow information
Note 14 – Events after the reporting date

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Silver Standard Resources Inc.
Consolidated Interim Statement of Financial Position
(expressed in thousands of United States dollars - unaudited)

		March 31	December 31
	Note	2012	2011
		$	$
Current assets
Cash and cash equivalents		293,294	329,055
Trade and other receivables		55,975	19,401
Other current assets	3	44,657	33,539
Inventory	4	108,147	94,681
		502,073	476,676
Non-current assets
Property, plant and equipment		546,189	544,111
Investment in associate	5	140,835	136,342
Deferred income tax assets		17,129	21,591
Value added tax receivable	6	72,464	89,160
Other non-current assets	3	9,432	8,222
Total assets		1,288,122	1,276,102

Current liabilities
Trade and other payables		50,422	48,023
Taxes payable		12,523	22,498
Warrant liability	7	9,337	7,067
Convertible notes	8	127,829	-
Derivative liability	8	470	-
		200,581	77,588
Non-current liabilities
Deferred income tax liabilities		45,317	41,331
Close down and restoration provision		47,481	46,653
Convertible notes	8	-	125,313
Derivative liability	8	-	1,242
Total liabilities		293,379	292,127

Shareholders' equity
Share capital		706,850	705,876
Other reserves		17,384	6,515
Retained earnings		270,509	271,584
Total shareholders' equity		994,743	983,975

Total liabilities and shareholders' equity		1,288,122	1,276,102

The accompanying notes are an integral part of the consolidated interim financial statements

Approved by the Board of Directors and authorized for issue on May 8, 2012

“John R. Brodie”	“John Smith”
John R. Brodie, FCA, Director	John Smith, Director

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Silver Standard Resources Inc.
Consolidated Interim Statement of Income (Loss)
(expressed in thousands of United States dollars, except per share amounts - unaudited)

		Three Months Ended March 31
	Note	2012	2011
		$	$

Revenue		38,406	60,053
Cost of sales	10	(32,161)	(32,194)
Income from mine operations		6,245	27,859

General and administrative expenses		(6,523)	(6,593)
Exploration and evaluation expenses		(846)	(826)
Operating income (loss)		(1,124)	20,440

Gain (loss) on sale of mineral property		108	(539)
Gain on partial disposal of associate	7	3,183	-
Interest earned and other finance income		209	829
Interest expense and other finance costs		(5,667)	(4,315)
Other income (other expenses)	11	5,500	(4,521)
Foreign exchange gain (loss)		(480)	2,339
Income before tax		1,729	14,233

Income tax expense		(2,804)	(4,290)

Net income (loss) and net income (loss) attributable to shareholders		(1,075)	9,943

Weighted average shares outstanding (thousands)
Basic		80,737	79,821
Diluted		80,753	80,518

Earnings (loss) per share
Basic		$(0.01)	$0.12
Diluted		$(0.01)	$0.12

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statement of Comprehensive Income
(expressed in thousands of United States dollars - unaudited)

		Three Months Ended March 31
	Note	2012	2011
		$	$

Net income (loss) for the period attributable to shareholders		(1,075)	9,943
Other comprehensive income:
Unrealized gain (loss) on marketable securities, net of tax		6,167	(292)
Share of other comprehensive income of associate	5	3,496	-
Cumulative translation adjustment		367	309
Other comprehensive income		10,030	17

Total comprehensive income		8,955	9,960

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statement of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars - unaudited)

	Common Shares		Other	Retained earnings	Total	Non-	Total
	Shares	Amount	reserves	(accumulated	attributable to	controlling	equity
				deficit)	shareholders	Interest
	000's	$	$	$	$	$	$
Balance, January 1, 2011	79,665	676,651	63,257	191,456	931,364	496	931,860

Exercise of stock options	386	10,440	(3,711)	-	6,729	-	6,729
Share-based compensation	-	-	577	-	577	-	577
Total comprehensive income for the period	-	-	17	9,943	9,960	-	9,960
Balance, March 31, 2011	80,051	687,091	60,140	201,399	948,630	496	949,126

Balance, January 1, 2012	80,693	705,876	6,515	271,584	983,975	-	983,975
Exercise of stock options	52	974	(387)	-	587	-	587
Share-based compensation	-	-	1,226	-	1,226	-	1,226
Total comprehensive income (loss) for the period	-	-	10,030	(1,075)	8,955	-	8,955
Balance, March 31, 2012	80,745	706,850	17,384	270,509	994,743	-	994,743

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statement of Cash Flows
(expressed in thousands of United States dollars - unaudited)

		Three Months Ended March 31
	Note	2012	2011
		$	$
Cash flows from operating activities
Net income (loss) for the period		(1,075)	9,943
Adjustments for:
Depletion, depreciation and amortization		8,807	5,854
Share-based payments		1,172	522
Close down and restoration provision		1,603	407
Loss (gain) on sale of mineral property and property, plant and equipment		(108)	539
Accretion expense on convertible notes		2,516	2,297
Accretion income on convertible debenture		-	(253)
Other expenses (other income)		(5,468)	4,603
Gain on partial disposal of associate		(3,183)	-
Deferred income tax expense (recovery)		7,788	(5,061)
Foreign exchange loss (gain)		1,718	(2,006)
Net changes in non-cash working capital items	13	(34,549)	4,914

Cash generated by (used in) operating activities		(20,779)	21,759

Cash flows from investing activities
Net proceeds from partial disposal of associate		4,202	-
Purchase of property, plant and equipment		(6,731)	(1,605)
Mineral property expenditures		(7,595)	(12,857)
Value added tax recoverable		(5,445)	(2,638)
Proceeds from sale of marketable securities		-	17,034

Cash used in investing activities		(15,569)	(66)

Cash flows from financing activities
Proceeds from exercise of stock options		587	6,729

Cash generated by financing activities		587	6,729

Increase (decrease) in cash and cash equivalents		(35,761)	28,422
Cash and cash equivalents, beginning of period		329,055	232,311
Cash and cash equivalents, end of period		293,294	260,733

Supplemental cash flow information (note 13)

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. (the “Company”) is a limited liability company incorporated under the laws of the Province of British Columbia, Canada and its shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ in the United States. The Company together with its subsidiaries (the “Group”) are principally engaged in the exploration, development and production of silver-dominant resource properties located in the Americas. The Company is the ultimate parent of the Group.

The Company’s address is Suite 1400, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

The Company’s strategic focus is to optimize the production of silver from its Pirquitas mine in Argentina, and to advance other principal development and exploration projects including Pitarrilla and San Agustin in Mexico, San Luis in Peru, and Diablillos in Argentina. In addition to its principal projects, the Company holds a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated interim financial statements are set out below.

	a)	Basis of preparation

These consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these consolidated interim financial statements are the same as those applied in the Company’s most recent consolidated annual financial statements for the year ended December 31, 2011.

The policies applied in these consolidated interim financial statements are based on IFRS issued and outstanding as of May 8, 2012, the date the Board of Directors approved the statements.

The consolidated interim financial statements should be read in conjunction with the Company’s consolidated annual financial statements for the year ended December 31, 2011.

	b)	Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires the use of judgements and/or estimates that affect the amounts reported and disclosed in the consolidated interim financial statements and related notes. There has been no significant change to the Company’s significant accounting estimates from those disclosed in note 2 of the audited consolidated financial statements for the year ended December 31, 2011.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

3.	OTHER ASSETS

	March 31, 2012		December 31, 2011
	Non-current	Current	Non-current	Current
	$	$	$	$
Financial assets:
Restricted cash	1,768	-	1,768	-
Marketable securities	-	40,179	-	33,539
Other investments (1)	-	4,478	-	-
	1,768	44,657	1,768	33,539
Other assets:
Long-term inventory (note 4)	7,664	-	6,454	-
	9,432	44,657	8,222	33,539

(1) Other investments comprise restructured asset-backed commercial paper notes of $4,478,000 (December 31, 2011 -nil) that were obtained in January 2009 from the restructuring of Canadian asset-backed commercial paper. These notes are classified as available-for-sale investments, carried at their fair value and categorized as Level 1 in the fair value hierarchy. During the three months ended March 31, 2012, the Company recognized an impairment reversal of $4,478,000 (three months ended March 31, 2011 - nil) in respect of write-downs incurred on these investments in prior years. The impairment reversal was recorded as other income (note 11).

4.	INVENTORY

Inventory is comprised of the following:

	March 31,	December 31,
	2012	2011
	$	$
Current:
Finished goods	55,111	44,524
Stockpiled ore	37,733	36,414
Materials and supplies	15,303	13,743
	108,147	94,681
Non-current:
Stockpiled ore	7,664	6,454
	115,811	101,135

The Company holds low-grade stockpiled ore that will be processed at the end of the life of the mine. Inventory held at NRV at March 31, 2012 was $6,454,000 (December 31, 2011 - $6,454,000).

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

5.	INVESTMENT IN ASSOCIATE

Investment in associate comprises 24,327,983 (December 31, 2011 – 24,633,333) common shares of Pretium Resources Inc. (“Pretium”), which constitutes an ownership interest of 27.61% (December 31, 2011 – 28.39%). Activity for the three months ended March 31, 2012 and for the year ended December 31, 2011 was as follows:

	March 31, 2012	December 31, 2011
	$	$
Carrying amount, beginning	136,342	226,271
Partial disposition (note 7)	(1,989)	(82,138)
Dilution gain (1)	4,225	1,803
Share of net loss	(1,239)	(6,078)
Share of other comprehensive income (loss)	3,496	(3,516)
Carrying amount, ending	140,835	136,342

(1) On February 17, 2012, Pretium completed a private placement of 1,250,000 flow-through common shares, in which the Company elected not to participate. This share issuance by Pretium resulted in a dilution of the Company’s interest by 1.42% and a dilution gain of $4,225,000 which was recognized in other income (note 11).

6.	VALUE ADDED TAX RECEIVABLE

	March 31,	December 31,
	2012	2011
	$	$
Current	22,774	1,482
Non-current	72,464	89,160
	95,238	90,642

In countries where value added tax (“VAT”) has been paid but recoverability is uncertain, the VAT payments have either been deferred within mineral property costs, or expensed if related to general mineral exploration. If the Company ultimately recovers the amounts that have been deferred, the amount received will be applied to reduce mineral property costs.

VAT paid in Argentina in relation to the Pirquitas mine is recoverable under Argentine law once the mine reaches the production stage. Production commenced at the mine on December 1, 2009, and as a result the Company has applied to the Argentine government to recover the applicable VAT. The Company believes that the balance is fully recoverable and has not provided an allowance. During the three months ended March 31, 2012, the Company reclassified VAT of $21,195,000 from non-current assets to trade and other receivables, for expected recoveries within one year of the statement of financial position date.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

7.	WARRANT LIABILITY

As part of its secondary offering of Pretium shares in April 2011, the Company issued 5,750,000 Pretium common share purchase warrants (the “Pretium warrants”). Each Pretium warrant was exercisable at a price of C$12.50 until April 9, 2012. Upon issuance of the Pretium warrants the Company recognized a liability of $7,500,000 in the statement of financial position. The liability was recorded at FVTPL. The trading price of the Pretium warrants at March 31, 2012 was C$1.72, resulting in an unrealized loss upon re-measurement of the liability of $2,769,000 for the period then ended.

During the three months ended March 31, 2012, 339,350 warrants were exercised for proceeds of $4,202,000, resulting in a gain on disposal of the underlying investment of $3,183,000.

Subsequent to the period-end, the Company received additional proceeds of $67,225,000 from exercises of 5,338,176 Pretium warrants up to their expiry on April 9, 2012, resulting in a further dilution of the Company’s interest to 21.55%. A total of 72,474 warrants expired unexercised.

8.	CONVERTIBLE NOTES

In February 2008, the Company sold $138,000,000 in senior convertible unsecured notes (“Notes”) for net proceeds of $132,754,000 after payment of commissions and expenses related to the offering. The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually. At initial recognition the value of the Notes was allocated between the debt and the derivative components. The fair value of the debt portion was $99,144,000 and the fair value of the derivative was $38,856,000 upon inception. The debt component continues to be accreted to its maturity value using the effective interest rate method.

The Notes are redeemable in part or in full at the option of the holder on March 1 at each of 2013, 2018, and 2023, or upon fundamental corporate changes. They are also redeemable by the Company in part or in full on and after March 5, 2013. The Company reclassified the Notes and the derivative from non-current liabilities to current liabilities during the three months ended March 31, 2012, due to the probability of the holders’ exercising their option to redeem within one year of the statement of financial position date.

For the three months ended March 31, 2012, the Company recorded an unrealized gain on the derivative of $773,000 (March 31, 2011 – loss of $4,444,000).

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

9.	SHARE-BASED COMPENSATION

During the three months ended March 31, 2012, 417,125 options were granted to employees exercisable over a seven- year period at a weighted average exercise price of C$16.11 and average fair value of C$7.35. The option valuations were based on an average expected option life of 4.2 years, a risk free interest rate of 1.2%, a dividend yield of nil and volatility of 58.3%. In addition, 51,668 options were exercised at a weighted average exercise price of C$11.50. During the three months ended March 31, 2011, 358,500 options were granted to officers, employees, directors and other eligible persons at a strike price ranging from C$23.14 to C$28.98 and average fair value of C$12.39.

During the three months ended March 31, 2012, 11,757 deferred share units (“DSUs”) were granted to non-executive directors (three months ended March 31, 2011 - 5,128), 79,150 restricted share units (“RSUs”) were granted to employees (three months ended March 31, 2011 – 66,800), and 110,058 performance share units (“PSUs”) were granted to senior executives (three months ended March 31, 2011 – 141,800). Also during this period, a total of 3,334 RSUs were forfeited, and 16,756 RSUs vested at a price per unit of C$15.55 (three months ended March 31, 2011 – nil forfeited and nil vested).

The DSUs vest immediately and are redeemable in cash on the date the non-executive director ceases to be a director of the Company. At March 31, 2012, there were 110,046 DSUs (December 31, 2011 - 98,289) outstanding with a fair value of $1,622,000 (December 31, 2011 - $1,363,000).

The RSUs vest over a three-year period, and are cash-settled immediately upon vesting. At March 31, 2012, there were 135,860 RSUs outstanding with a fair value of C$14.50 per RSU. The PSUs vest after a performance period of two to three years; the vesting of the award is based on the Company’s total shareholder return in comparison to its peer group, and awards range from 0% to 200% of initial PSUs granted. At March 31, 2012, there were 219,758 PSUs outstanding with fair values ranging from C$6.95 to C$15.02 per PSU.

Total share-based compensation, including all equity and cash-settled arrangements, recorded for the three months ended March 31, 2012 was $2,055,000 (March 31, 2011 - $1,577,000) of which $53,000 (March 31, 2011 - $55,000) was capitalized to exploration and development expenditures.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

10.	COST OF SALES

	Three months ended March 31
	2012	2011
	$	$
Cost of inventory	19,494	22,546
Depletion, depreciation and amortization	8,566	5,795
Export duties (1)	4,101	3,853
	32,161	32,194

(1)

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre- existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of approximately 10% on concentrates for projects with fiscal stability agreements predating 2002. The Company has been advised that the Pirquitas mine is subject to this export duty despite rights under the fiscal stability agreement from 1998. The legality of the export duty applied to silver concentrates has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in the provincial court for repayment of export duties paid on silver concentrates and for an order to cease payment of the export duty until the matter is decided by the court. An order was granted effective September 29, 2010 to cease payment of the export duty on silver concentrates pending the decision of the court. In April 2011, a government appeal against this order was denied, and the government has appealed this decision.

As of March 31, 2012, the Pirquitas mine has paid $6,646,000 in duties against which it has filed for recovery. In accordance with the order to cease payment the Company has not been paying export duties on silver concentrates, but continues to accrue duties in full until the outcome of the claim is known with certainty. For the three months ended March 31, 2012, duties on silver concentrates of $3,622,000 (three months ended March 31, 2011 - $3,853,000) have been included in cost of sales, and as of March 31, 2012, the accrual totalled $15,911,000 (December 31, 2011 - $13,101,000). If this export duty is successfully overturned, the benefit will be recognized in the consolidated statement of income for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain.

11.	OTHER INCOME (OTHER EXPENSES)

	Three months ended March 31
	2012	2011
	$	$
Impairment reversal on other investments	4,478	-
Gain on dilution of associate	4,225	-
Share of net loss of associate	(1,239)	(2,287)
Unrealized gain (loss) on financial instruments at FVTPL(1)	(1,996)	(4,716)
Reversal of impairment of convertible debenture	-	2,400
Miscellaneous income	32	82
	5,500	(4,521)

(1)	Financial instruments held at FVTPL include the warrant liability (note 7) and the share purchase option embedded in the convertible notes (note 8).

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

12.	OPERATING SEGMENTS

The Company has identified its operating segments based on the information used by the President and Chief Executive Officer (who is considered to be the chief operating decision maker (“CODM”)) to manage the business. The Company primarily manages its business by looking at individual extractive projects and typically segregates them between production, development and exploration. For reporting purposes all exploration and development projects have been aggregated into a single reportable segment ‘exploration and development’ because they all have similar characteristics and none exceed the quantitative thresholds for individual disclosure. The only production property, Pirquitas, is considered a single operating segment which derives its revenues from the sale of silver and zinc concentrates. The corporate division only earns income that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment.

The following reporting segments have been identified:

Pirquitas mine

Exploration and development properties

The following is a summary of the carrying amounts of income or loss, and segment assets and liabilities by operating segment:

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling
Three months ended March 31, 2012		Properties	items (i, ii)
	$	$	$	$
Revenue from external customers	38,406	-	-	38,406
Cost of inventory and export duties	(23,595)	-	-	(23,595)
Depletion, depreciation and amortization	(8,566)	-	-	(8,566)
Cost of sales	(32,161)	-	-	(32,161)

Income from mine operations	6,245	-	-	6,245

Operating income (loss)	5,732	(347)	(6,509)	(1,124)
Income (loss) before tax	3,394	(652)	(1,013)	1,729

Interest earned and other finance income	-	-	209	209
Interest expense and other finance costs	(1,524)	(19)	(4,124)	(5,667)
Income tax recovery (expense)	(6,149)	1,776	1,569	(2,804)

As at March 31, 2012
Total assets	593,379	246,895	447,848	1,288,122
Non-current assets	432,646	211,884	141,519	786,049
Total liabilities	(115,247)	(21,639)	(156,493)	(293,379)

(i)	Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.

(ii)	Includes the equity-accounted investment in Pretium.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

12.	OPERATING SEGMENTS (Cont’d)

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling
Three months ended March 31, 2011		Properties	items (i, ii)
	$	$	$	$
Revenue from external customers	60,053	-	-	60,053
Cost of inventory and export duties	(26,399)	-	-	(26,399)
Depletion, depreciation and amortization	(5,795)	-	-	(5,795)
Cost of sales	(32,194)	-	-	(32,194)

Income from mine operations	27,859	-	-	27,859

Operating income (loss)	27,375	(254)	(6,681)	20,440
Income (loss) before tax	25,741	(278)	(11,230)	14,233

Interest earned and other finance income	-	-	829	829
Interest expense and other finance costs	(390)	-	(3,925)	(4,315)
Income tax recovery (expense)	(6,173)	152	1,731	(4,290)

As at December 31, 2011
Total assets	568,212	232,038	475,852	1,276,102
Non-current assets	459,789	202,752	136,885	799,426
Total liabilities	(94,395)	(22,355)	(175,377)	(292,127)

(i)	Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.

(ii)	Includes the equity-accounted investment in Pretium.

Segment revenue by product

	March 31, 2012	March 31, 2011
	%	%
Silver	97	94
Zinc	3	6

Non-current assets by location

	March 31, 2012	December 31, 2011
	$	$
Canada	142,843	138,205
Argentina	454,771	481,654
Mexico	115,207	108,674
Peru	52,598	50,950
United States	11,124	10,942
Chile	9,506	9,001
Total	786,049	799,426

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

13.	SUPPLEMENTAL CASH FLOW INFORMATION

Net changes in non-cash working capital items

	Three months ended March 31
	2012	2011
	$	$
Trade and other receivables	(15,995)	817
Inventory	(11,364)	(9,344)
Trade and other payables	2,977	3,751
Taxes payable	(10,167)	9,690
	(34,549)	4,914

Cash payments for interest and taxes
	Three months ended March 31
	2012	2011
	$	$
Interest paid	3,105	3,105
Taxes paid	5,178	315
	8,283	3,420

14.	EVENTS AFTER THE REPORTING DATE

On May 3, 2012, Pretium announced a prospectus offering of up to 5,554,500 common shares, in which the Company has elected not to participate. This share issuance by Pretium (which had not closed as of May 8, 2012) would result in a dilution of the Company’s interest to 20.27%.

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